UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65563

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Libucki & Co., LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1101 Haddon Avenue

                                    (No. and Street)

Collingswood	**NJ**	**08108**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony T. Chiaverelli	**(484) 278-4423**	**achivarelli@libucki1.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP

              (Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	**Hauppauge**	**NY**	**11788**
(Address)	(City)	(State)	(Zip Code)
03/04/2009		**3370**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Deborah Libucki</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Libucki & Co., LLC</u>, as of <u>December 31</u>, 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Deborah Libucki*

Title:
Managing Member

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LIBUCKI & CO. LLC

FINANCIAL STATEMENT
WITH THE REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2025

LIBUCKI & CO. LLC
DECEMBER 31, 2025

CONTENTS



NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Libucki & Co. LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Libucki & Co. LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Libucki & Co. LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Libucki & Co. LLC's auditor since 2024.

Hauppauge, New York
April 3, 2026

Nawrocki Smith LLP

LIBUCKI & CO. LLC
Statement of Financial Condition
December 31, 2025

ASSETS

Cash and Cash Equivalents	$	1,010,751
Investment in Mutual Fund, cost $1,046,752		1,286,235
Accounts Receivable		629,911
Restricted Cash		200,000
Property and Equipment, Net		3,780
Prepaid Expenses		7,792
TOTAL ASSETS	$	3,138,469

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts Payable and Accrued Expenses	$	203,478
Deferred Revenue		45
TOTAL LIABILITIES		203,523
Member's Equity		2,934,946
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,138,469

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Organization and Nature of Business

Libucki & Co. LLC ("The Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange Chicago, Inc ("NYSE Chicago") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Pennsylvania Limited Liability Company that provides securities execution services to its customers located throughout the United States.

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

The Company maintains cash balances at a financial institution. Both interest and non-interest bearing accounts with the same depository institution are insured by the Federal Deposit Insurance Corporation for a combined total of $250,000. In the normal course of business, the Company may have deposits that exceed the insured balance in its interest and non-interest bearing accounts. Cash in excess of federally insured limits was $760,751 as of December 31, 2025.

Restricted Cash - Restricted cash consists of contractually restricted account balances held at the Company's clearing broker. The Company accounts for restricted cash based upon Accounting Standards Update ASU 2016-18. Accordingly, the cash balances in the accompanying Statement of Cash Flows include those amounts that are deemed to be restricted cash.

Accounts Receivable (Contract Assets) and Allowance for Credit Losses – Accounts receivable are stated at the amount the Company expects to collect from the outstanding balances from customers. The Company accounts for estimated credit losses on financial instruments, such as trade receivables, in accordance with ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326)". The Company periodically estimates the allowance for doubtful accounts. Those conditions may be considered in relation to individual receivables or in relation to groups of similar types of receivables. The Company reviews trade receivables for collectability and performs on-going credit evaluations of its customers and determines the allowance for doubtful accounts based on historical write-off experience, customer specific facts and general economic conditions. For the years ended December 31, 2024 and December 31, 2025, the Company recorded floor brokerage income receivable of $1,026,518 and $629,911, respectively. Payments are due upon receipt of the invoice. The Company believes all receivables are collectible and no allowance is needed for the year ended December 31, 2025. Total bad debts for the year ended December 31, 2025 were $7,089.

Deferred Revenue (Contract Liabilities) – Deferred revenue represents amounts received from customers in advance of the Company's performance obligations with customers. The Company recognizes the revenue as earned. The Company reflected $45 in deferred revenue with customers at December 31, 2025 and $14 in deferred revenue with customers at December 31, 2024.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Property and Equipment - Property and equipment are recorded at cost. Depreciation is provided on the accelerated method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful life used in calculating depreciation is:

Equipment   5 Years

Long-Lived Assets - As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. There was no impairment for the year ended December 31, 2025.

Revenue Recognition - Contracts with Customers – Floor Brokerage Income and related clearing expenses are recorded on a trade-date basis, as securities transactions occur.

Guidance provided by Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606") is that a company should recognize revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. The Company applies the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

The Company provides equity execution services on electronic platforms on behalf of registered broker-dealers. The Company is paid a fee by the broker-dealers based on the number of transactions executed and the number of shares in each transaction. Income from execution services and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company invoices its clients monthly in arrears and accrues the fee revenue in the month in which the transactions were executed on a trade date basis.

The Company collects Section 31 Fees from customers and then pays them to the clearing firm who pays them to the SEC. The Company collects NYSE/TEXAS exchange fees from clients that are passed through directly to the exchange and also collects FINRA CAT fees, which are then passed through to CAT, LLC. These are pass-through transactions with no impact on the Company's revenue and expenses.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Revenue Recognition - Contracts with Customers (continued)

The Company also directs equity order flow to certain stock exchanges for which it earns rebate revenue. The Company does not maintain contracts with the exchanges delineating the rebate arrangement. Rebate revenue is recognized when the rebates are received.

Lease Accounting Standard - Accounting Standards Update No. 2016-02, Leases ("ASC 842"), requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. The standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria described in the lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal to the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of each type of lease varies. Leases classified as a finance lease will be accounted for using the effective interest method. Under this approach, a lessee amortizes the ROU asset on a straight-line basis and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line or another systematic basis.

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes.

The Company maintains a one-year operating lease in Collingswood, New Jersey, which may be renewed annually and is therefore not subject to the provisions of ASC 842. (See Note 5)

Income Taxes – FASB Accounting Standards Codification (ASC) 740, Income Taxes, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company is not a taxable entity for federal and state income tax purposes. As of December 31, 2025, the 2022-2025 tax years are subject to examination by the Internal Revenue Services and generally to state examination. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on management's assessment of many factors, including past experience and complex judgements about future events, management does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

NOTE 3 – Fair Value Measurements

The Company's investments are reported at fair value in the accompanying statement of financial condition. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the assets or liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The designated level for a security is not necessarily an indication of the risk associated with investing in that security.

At December 31, 2025, mutual fund investments of $1,286,235 were valued based on level 1 inputs.

NOTE 4 - Property and Equipment

Property and equipment at December 31, 2025 were as follows:

Equipment	$ 47,779
Leasehold Improvements	20,906
Total Property and Equipment	68,685
Less: Accumulated Depreciation	(64,905)
Net Property and Equipment	$ 3,780

NOTE 5 - Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2025 were as follows:

Accounts Payable	$ 203,478

NOTE 6 - Related Party Transactions – Office Lease

The Company leases office space from a company under common control through an annual lease. The lease does not automatically renew and may be renewed upon lease expiration.

NOTE 7 - Retirement Benefits

Substantially all regular full-time employees are eligible to participate in a Company sponsored 401k retirement savings and profit sharing plan. An employee may elect to contribute up to 90% of annual compensation subject to certain limits described in the plan document. An employer matching contribution may be made at the discretion of the Company. For the year ended December 31, 2025, the Company did not make a matching contribution however it designated $202,448 as a profit sharing contribution, which is included in Accounts Payable and Accrued Expenses on the Statement of Financial Condition.

NOTE 8 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties primarily including broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, the credit standing of each counterparty.

NOTE 9 - Commitments and Contingencies

In the ordinary course of business, the Company, may from time-to-time, be involved in litigation, arbitrations, claims, and other legal or regulatory proceedings. At December 31, 2025, and through the date of the issuance of this report, the Company is not the subject of any legal or regulatory proceedings.

NOTE 10 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The minimum net capital requirement is defined as the greater of $5,000 or 6 2/3% of the aggregate indebtedness.

At December 31, 2025, the Company had net capital of $2,485,603 which was $2,472,034 in excess of its required net capital of $13,568. The Company's aggregate indebtedness to net capital ratio was 0.08 to 1.

NOTE 11 - Exempt Provisions of Rule 15c3-3

The Company operates under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule.

The Company is exempt from the requirements of SEC Rule 15c3-3 and did not maintain possession or control of customer funds or securities at December 31, 2025.

NOTE 12 - Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from clearing securities transactions introduced by the Company. The Deposits with Clearing Organization collateralize the transactions cleared through the clearing broker and are recorded as restricted cash in the accompanying statement of financial condition.

NOTE 13 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised primarily of securities execution services executed on multiple exchanges on behalf of other broker-dealers. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 14 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred through April 3, 2026, the date the financial statements were available to be issued. There are no subsequent events requiring disclosure in these statements.

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